UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 8)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV BDC, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

Joseph Hartswell Corporate Secretary c/o New Mountain Guardian Investments IV, L.L.C. 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian Investments IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,979,875

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,979,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,979,875

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person OO – Limited Liability Company

CUSIP No. N/A

1	Name of Reporting Persons Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,979,875

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,979,875

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,979,875

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 9.0%

14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV BDC, L.L.C. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on September 1, 2022, as amended by Amendment No. 1 filed on December 12, 2022, as amended by Amendment No. 2 filed on July 3, 2023, as amended by Amendment No. 3 filed on July 26, 2023, as amended by Amendment No. 4 filed on August 23, 2023, as amended by Amendment No. 5 filed on November 16, 2023, as amended by Amendment No. 6 filed on March 18, 2024, as amended by Amendment No. 7 filed on June 17, 2024 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On August 28, 2024, the Issuer delivered a capital drawdown notice to certain investors, pursuant to which New Mountain Guardian Investments IV, L.L.C. was obligated to make a capital contribution to purchase 479,875 Units at $10 per unit for an aggregate purchase price of $4,798,750. The purchase is expected to close on or about September 12, 2024 but in no event later than October 24, 2024. The source of funds for the purchases of such Units was working capital of New Mountain Guardian Investments IV, L.L.C.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

The Issuer’s investment adviser, New Mountain Finance Advisers BDC, L.L.C. is now known as New Mountain Finance Advisers, L.L.C. The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) of this Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own the 5,979,875 Units held by New Mountain Guardian Investments IV, L.L.C., representing approximately 9.0% of the outstanding Units. The beneficial ownership percentage assumes that there are 66,479,611 Units outstanding as of the closing date based on information provided by the Issuer.

(b) The Reporting Persons may be deemed to have shared power to vote and dispose of the 5,979,875 Units held directly by New Mountain Guardian Investments IV, L.L.C.

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Units of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

On December 6, 2023, New Mountain Guardian Investments IV, L.L.C. entered into a Third Amended and Restated Limited Liability Company Agreement with the Issuer (the “Third Amended Issuer LLC Agreement”). On August 28, 2024, New Mountain Guardian Investments IV, L.L.C. entered into a subsequent commitment letter with the Issuer (the “August 2024 Subsequent Commitment Letter”), increasing the capital commitment to the Issuer by an amount equal to $8,725,000. The total capital commitment by New Mountain Guardian Investments IV, L.L.C. to the Issuer as of the date hereof equals $108,724,000 (as increased, the “Capital Commitment”).

As of the date hereof, $59,798,750 of New Mountain Guardian Investments IV, L.L.C.’s Capital Commitments have been drawn down by the Issuer. Additional purchases of Units for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement. The purchase price for future drawdown dates will be (i) where the then-current net asset value (“NAV”) per Unit is greater than or equal to $9.70, $10.00, and (ii) where the then-current NAV per Unit is less than $9.70, the greater of (A) NAV per Unit and (B) $9.50. The assignability and transferability of the Units are governed by the Third Amended Issuer LLC Agreement, which imposes substantial restrictions on transfers.

The foregoing descriptions of the August 2024 Subsequent Commitment Letter and Third Amended Issuer LLC Agreement do not purport to be complete and are qualified in their entirety by reference to each, copies or forms of which are attached as Exhibit E and F, respectively, and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit E August 2024 Subsequent Commitment Letter

Exhibit F Third Amended Issuer LLC Agreement (incorporated by reference to Exhibit 3.1 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024	NEW MOUNTAIN GUARDIAN INVESTMENTS IV, L.L.C.

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

	By:	/s/ Steven B. Klinsky
Steven B. Klinsky